FNX MINING TO ACQUIRE AURORA PLATINUM

TORONTO, ONTARIO— May 4, 2005.  FNX Mining Company Inc. (FNX-TSX/AMEX) and Aurora Platinum Corp. (ARP-TSXV) announced today that they have entered into an arrangement agreement, whereby FNX will acquire all of the outstanding shares of Aurora in exchange for common shares of FNX.   Based on the closing price of the FNX shares on May 3rd of Cdn$9.17, this offer values Aurora at Cdn$1.83 per share and approximately Cdn$39 million in aggregate, based on shares currently outstanding.

Aurora is a junior Canadian resource company actively exploring for nickel-copper-platinum-palladium-gold deposits in Ontario and Quebec and through various ownership interests and agreements holds an extensive land position in the prolific Sudbury Basin mining camp.

Aurora owns a 60% interest (Falconbridge 40%) in the Falconbridge Mine Property, including the historic Falconbridge Mine which produced 33 million tons at an average grade of 1.58% nickel and 0.89% copper and the Falconbridge East Mine which produced 8.7 million tons of contact nickel-rich ore at an average grade of 1.15% nickel and 0.76% copper (see Aurora web site www.auroraplatinum.com for details). The Falconbridge Mine Property is considered to have significant potential for additional nickel-rich contact type deposits along strike and below the former producing mines.

The Falconbridge Mine Property contains over eight kilometers of favourable, relatively unexplored, Sudbury Basin footwall environment. Like most Sudbury Basin footwall environments situated behind large nickel contact deposits, this area has excellent potential for high-grade, copper-nickel-platinum-palladium-gold footwall deposits similar to the high-grade copper-nickel-platinum-palladium-gold footwall mineralization recently discovered by FNX behind its Levack Mine and similar to typical Sudbury Basin footwall deposits (e.g. Falconbridge’s Nickel Rim South and Strathcona Deep Copper Deposits and Inco’s 153 Deposit at their Coleman Mine).

Aurora also has large land holdings covering a 10 km long section of the Foy Offset, which radiates from the North Range of the Sudbury Basin.  Exploration here has indicated the potential for Sudbury Basin Offset-type and copper-nickel-platinum-palladium-gold footwall deposits and there are several significant occurrences of footwall type mineralization on and in close proximity to the Aurora properties.

Terry MacGibbon, President and CEO of FNX stated, “Over the past three years FNX has been totally focused in the Sudbury Basin mining camp and sees the Aurora transaction as a way to build on our excellent exploration, development and mining successes in Sudbury. This transaction will not only increase FNX’s Sudbury Basin land holdings eight-fold but provide us with over eight kilometers of very prospective, relatively under-explored footwall environment behind the historic Falconbridge Mine, one of the largest nickel-rich, contact deposits in the Sudbury Basin. This transaction also provides FNX with an excellent opportunity to apply the expertise that recently led to our exciting new footwall discovery behind the Levack Mine”.

Daniel G. Innes, President and CEO of Aurora stated, “Aurora has been working diligently over the past three years to establish a strong and prospective land position in the Sudbury Mining Camp, one of the world’s largest metal depositories.  The merger with FNX, a proven producer with a growing asset base and discovery record in the Sudbury Camp, will provide an immediate and long term upside for Aurora shareholders”.

According to Aurora Platinum’s Technical Report NI 43-101 F1 on the Falconbridge-Aurora Option Joint Venture Footwall and Foy Properties dated February 4, 2003 by L.D.S. Winter, P. Geo. and using the classifications at that time, the Falconbridge Mine Property contains 1.65 million tons of proven ore at 1.50% Ni, 0.92% Cu, 0.07% Co and a further 0.79 million tons referred to as “possible” and which grades 1.25% Ni, 0.75% Cu, 0.06% Co. These estimates of mineral resources/reserves are based upon a mineral inventory of historical remnant mineralization remaining in the Falconbridge and East Mines at the time of closure in 1984 and 1990 respectively and continue to be relevant as of the date hereof. These historical estimates used categories other than those which are consistent with current CIM standards and the requirements of National Instrument 43-101 of the Canadian Securities Administrators, including references to “proven ore” and “possible resources/reserves”.

Aurora has extensive exploration mineral properties throughout northwestern Ontario, the Timmins area and northwestern Quebec. It also has exposure to gold through its 16.8% ownership in Lake Shore Gold Corp. (LSG-TSXV) and to diamonds through its 20.6% interest in Superior Diamonds Inc. (SUP-TSXV) and has approximately C$3 million in cash.

FNX will initiate a detailed review and compilation of all Aurora data, starting with the Falconbridge Mine Property, and will assume management of all of Aurora’s exploration programs as soon as the arrangement is finalized.

Transaction

The acquisition will occur by way of a Plan of Arrangement (the “Arrangement”) to be approved at the annual general and special meeting of Aurora shareholders expected to be held on June 20, 2005. The formal circular containing the details and conditions of the transaction is expected to be mailed to Aurora shareholders in late May 2005. The Board of Directors of Aurora unanimously supports the agreement and recommends that shareholders vote in favour of the Arrangement at the Aurora shareholder’s meeting.  Aurora’s Board of Directors has received a fairness opinion stating that the transaction is fair, from a financial point of view, to Aurora shareholders.

FNX has entered into agreements with Aurora shareholders representing approximately 38% of Aurora's shares outstanding, whereby such shareholders have agreed to vote in favour of the Arrangement. The transaction is conditional on approval from a minimum of 66⅔% of the votes cast at the Aurora shareholders meeting and on the receipt of all necessary regulatory and court approvals. Following the transaction, Aurora will be managed by FNX.  Daniel G. Innes, President and CEO of Aurora, will be appointed to the FNX Board.

Pursuant to the Arrangement agreement, Aurora has agreed not to solicit third party interest regarding an acquisition of Aurora or its assets (a “Competing Business Transaction”). However, the directors of Aurora are able to respond to an unsolicited bona fide proposal regarding an acquisition provided such a response is necessary for the directors of Aurora to fulfill their fiduciary obligations.  Aurora has agreed to pay FNX a break-fee of C$1.0 million, payable in the event that Aurora concludes a Competing Business Transaction within a specified time period. The Arrangement agreement may be terminated by Aurora prior to shareholder approval in the event of a Competing Business Transaction that is not matched by FNX. The Arrangement agreement will terminate on July 31, 2005 if the Arrangement has not been completed.

In connection with the transaction, shareholders of Aurora will receive a number of common shares of FNX that will vary based upon the weighted trading price of the FNX shares for the ten business days ending on June 14, 2005 (the “FNX Share Price”). If the FNX Share Price is between Cdn$7.50 and Cdn$11.00, shareholders of Aurora will receive one common share of FNX in exchange for every five common shares of Aurora they surrender pursuant to the Arrangement and FNX will issue an aggregate of approximately 4,285,084 common shares for the 21,425,418 issued and outstanding Aurora shares.

The share consideration received by shareholders of Aurora at closing is subject to a collar formula whereby if the FNX Share Price is above Cdn$11.00, then the Aurora shareholders will receive that number of FNX shares that would result in a maximum consideration of Cdn$2.20 per Aurora share.  If the FNX Share Price is between Cdn$5.00 and Cdn$7.50, then Aurora shareholders will receive that number of FNX shares that would result in a consideration of Cdn$1.50 per Aurora share.  If the FNX Share Price is below Cdn$5.00, then Aurora shareholders will receive one FNX share for every 3.3333 Aurora common shares.

BMO Nesbitt Burns is acting as financial advisor to FNX.

Forward-looking Statement

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, predictions about the Plan of Arrangement being approved and finalized are forward-looking statements. Neither Aurora nor FNX has completed the work necessary to verify the classification of the technical data as a resource/reserve, and neither Aurora nor FNX is treating such data as a defined resource/reserve verified by a qualified person in accordance with National Instrument 43-101.  Accordingly, reliance should not be placed on these historical estimates and therefore readers should not place undue reliance on forward-looking statements.

For further information, please contact:

FNX Mining Company Inc.

FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,